Laboratory Corporation of America -Registered Trademark- Holdings
58 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

Contact: 336-436-4855 Shareholder Direct: 800-LAB-0401
Pamela Sherry www.labcorp.com
Investor@labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- HOLDINGS ANNOUNCES COMPLETION OF
PRIVATE PLACEMENT

Company is Comfortable with 2001 Third Quarter and Full Year
Outlook


Burlington, NC, September 19, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered
Trademark-) (NYSE: LH) today confirmed that it had previously completed its private placement of zero coupon convertible subordinated notes due 2021, the effect of which is expected to be accretive to 2001 diluted earnings per share by $0.04 (excluding one-time charges relating to early extinguishment of debt and elimination of the related interest rate swap agreements) and expected to be accretive to 2002 earnings per share by $0.11. LabCorp received approximately $427 million in net proceeds from the offering.

LabCorp confirmed that it is comfortable with Thomson Financial/First
Call published consensus earnings estimates of $0.68 per diluted share and $2.57 per diluted share for the 2001 third quarter and full year, respectively LabCorp also confirmed that it did not expect these estimates to be adversely impacted by the events of last week.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular
Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction
(PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based Viro-Med offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.



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